UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

 _____________________________________

Horizon Global Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

44052W104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 8 Pages

1.	Names of Reporting Persons APSC Holdco II, L.P
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,871,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,871,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,740(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 2,871,740 shares of Common Stock consisting of (i) 1,597,000 shares of Common Stock and (ii) 1,274,740 shares of Common Stock acquirable in respect of 1,274,740 warrants (“Warrants”), which are redeemable for Common Stock shares on a one-to-one basis and are redeemable at the option of the holder. See Item 4.

(2) Calculated based on (i) 27,732,762 shares of Common Stock outstanding as of November 4, 2022 as reported on the Issuer’s Form 10-Q, filed on November 9, 2022, and (ii) 1,274,740 shares of Common Stock issuable upon conversion of the 1,274,740 Warrants which are currently convertible.

13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Atlantic Park Strategic Capital Parallel Master Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,871,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,871,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,740(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 2,871,740 shares of Common Stock consisting of (i) 1,597,000 shares of Common Stock and (ii) 1,274,740 shares of Common Stock acquirable in respect of 1,274,740 Warrants. See Item 4.

(2) Calculated based on (i) 27,732,762 shares of Common Stock outstanding as of November 4, 2022 as reported on the Issuer’s Form 10-Q, filed on November 9, 2022, and (ii) 1,274,740 shares of Common Stock issuable upon conversion of the 1,274,740 Warrants which are currently convertible.

13G	Page 4 of 8 Pages

1.	Names of Reporting Persons Iron Park Capital Partners, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,871,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,871,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,740(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 2,871,740 shares of Common Stock consisting of (i) 1,597,000 shares of Common Stock and (ii) 1,274,740 shares of Common Stock acquirable in respect of 1,274,740 Warrants. See Item 4.

(2) Calculated based on (i) 27,732,762 shares of Common Stock outstanding as of November 4, 2022 as reported on the Issuer’s Form 10-Q, filed on November 9, 2022, and (ii) 1,274,740 shares of Common Stock issuable upon conversion of the 1,274,740 Warrants which are currently convertible.

13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Horizon Global Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

47912 Halyard Drive, Suite 100

Plymouth, Michigan 48170

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i)	APSC Holdco II, L.P. (“APSC Holdco II”)

(ii)	Atlantic Park Strategic Capital Parallel Master Fund, L.P. (“Atlantic Park”)

(iii)	Iron Park Capital Partners, LP (“Iron Park”)

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

c/o Iron Park Capital Partners

535 Madison Avenue

31st Floor

New York, NY 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e).	CUSIP Number:

44052W104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class: See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

13G	Page 6 of 8 Pages

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

APSC Holdco II directly holds 1,597,000 shares of Common Stock and 4,880,486 Warrants to acquire Common Stock (the “Covered Securities”), provided that such Warrants are subject to a conversion cap such that the portion of such Warrants that may be exercised at any time is limited to the amount which would result in the Reporting Person’s beneficial ownership being no more than 9.9% of the outstanding Common Stock (inclusive of shares issued in respect of such exercise). Atlantic Park is the sole beneficial owner of APSC Holdco II. Pursuant to an Investment Management Agreement, dated July 6, 2020, Atlantic Park and certain of its affiliates have delegated their voting and dispositive power over their direct and indirect investments (including the Covered Securities) to Iron Park and GASC APF, L.P. (“GASC APF”) and appointed each of them to jointly act as investment advisers. This Statement shall not be construed as an admission that any of the aforementioned entities or any Reporting Person is, for purposes of Section 13(d) or 13(g), beneficial owners of the reported securities. GASC APF will file a separate Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

APSC HOLDCO II, L.P.

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

ATLANTIC PARK STRATEGIC CAPITAL PARALLEL MASTER FUND, L.P. By: Atlantic Park Strategic Fund GP, L.P., its general partner By: Atlantic Park UGP, LLC, its general partner

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

IRON PARK CAPITAL PARTNERS, LP By: Iron Park Capital Partners, LLC, its general partner

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021 and incorporated by reference to the Reporting Persons’ 13G as filed on February 12, 2021.

Exhibit B	Power of Attorney, dated as of February 12, 2021 and incorporated by reference to the Reporting Persons’ 13G as filed on February 12, 2021.